CARTER LEDYARD & MILBURN LLP
                                Counselors at Law

                                  2 Wall Street
                             New York, NY 10005-2072       701 8th Street, N.W.,
                                                                 Suite 410
                                                       Washington, DC 20001-3893
       Sharon Rosen                    o                       (202) 898-1515
         Associate                                                    o
             o                Tel (212) 732-3200          570 Lexington Avenue
 Direct Dial: 212-238-8690    Fax (212) 732-3232         New York, NY 10022-6856
 E-mail: srosen@clm.com                                      (212) 371-2720


                                            August 28, 2007

VIA EDGAR
---------

Mr. Stephen. Krikorian
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

                      Re:  Magic Software Enterprises Ltd.
                           Form 20-F for the Fiscal Year Ended December 31, 2006 File No. 000-19415
                           ------------------


Dear Mr. Krikorian:

         On behalf of our client, Magic Software Enterprises Ltd. (the "Company"), and in furtherance of a telephone conversation on August 27, 2007 between Mr. Ziv Zviel, Vice President Finance and Acting Chief Financial Officer of the Company, and Mr. Christopher White of the Staff, please be advised that our client will require additional time to respond to the Staff's comments contained in a letter addressed to Mr. David Assia, Chairman of the Board of Directors, dated August 6, 2007. The Company expects that it will be able to respond to the comments on or before September 17, 2007.

         Thank you again for your cooperation.

                                            Very truly yours,

                                            /s/Sharon Rosen
                                            Sharon Rosen



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